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                          DEUTSCHE BANK SECURITIES INC.
                                 60 WALL STREET
                            NEW YORK, NEW YORK 10005


November 10, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  William A. Bennett

RE: COLD SPRING CAPITAL INC.
    REGISTRATION STATEMENT ON FORM S-1
    FILE NO. 333-125873

Ladies and Gentlemen:

     In connection with the above-captioned offering, please be advised that the undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus filed with the Securities and Exchange Commission on October 25, 2005.

         325 sent to Prospective Underwriters and Selling Group Members 1,025 sent to Institutions
         925 sent to Individuals

     This letter shall also confirm that the underwriters of the above-captioned offering have complied with all provisions of rule 15c2-8 under the Securities Act of 1934.

Sincerely,

DEUTSCHE BANK SECURITIES INC.
         As representatives of the several underwriters

By:  DEUTSCHE BANK SECURITIES INC.



By:  /s/ JEFFREY MORTARA
   -------------------------------
     Name:  Jeffrey Mortara
     Title: Managing Director